Exhibit 99.1

Dear Fellow Shareholder:

We are pleased to invite you to the annual general meeting (the “Meeting”) of Western Wind Energy Corp. (“Western Wind” or the “Corporation”) to be held at the Four Seasons Hotel Vancouver, 791 West Georgia Street, Vancouver, British Columbia V6C 2T4, on September 25, 2012, at 10:00 a.m. (Vancouver Time).

The items of business to be considered and voted upon at the Meeting are described in the accompanying Notice of Annual General Meeting and Management Information Circular. One of the business items is the election of directors.

This year’s meeting is particularly important to the future of the Corporation and to your investment because the dissident, Savitr Capital, LLC, is being opportunistic and attempting to take control of the Corporation by launching a proxy contest without giving shareholders the value they deserve and without paying shareholders the premium they would receive through a fair and competitive take over process. The Corporation is at a crossroads and the actions of the dissident could have serious implications for the Corporation and the value of your Common Shares. Please take the time to carefully consider the concerns raised in the accompanying Management Information Circular. Your vote is important as the election of directors can determine the future outcome of Western Wind and your investment. Please take the time to vote your YELLOW proxy for the management nominees. You need to vote ahead of the Meeting to protect your investment in Western Wind. Stop the attempt by the dissident to take control of the Board of Directors.

The One and Only Issue for the Proxy Contest

With the dissident announcement that it supports the position taken by the current Board of Directors to seek a buyer for the Corporation and its assets, there is only one relevant question to be addressed by the shareholders of the Corporation:

Who is best suited to obtain the maximum value for your investment?

Do you want a group of dissident nominees with no first-hand knowledge of the assets of the Corporation or hands-on experience in its industry negotiating the sale of your company?

Or do you want the sale process to be run by the persons with a comprehensive 14-year knowledge of the Corporation, its assets, the industry and its players and the value of the Corporation’s assets to potential buyers, who have already commenced the sale process and will be well down the path of negotiating with potential buyers by the time of the Meeting, namely, the current Board of Directors and its CEO?

If you have any questions and / or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com

YOUR VOTE IS IMPORTANT – VOTE THE YELLOW PROXY TODAY

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Your Board of Directors is Best Positioned to Conduct a Comprehensive and Efficient Sale Process

As set out in more detail in the accompanying Notice of Meeting and Management Information Circular, your Board of Directors:

  has already made significant progress towards a sale – there is no turning back;

  has superior knowledge of the Corporation, its assets and its value; and

  is experienced and qualified.

The dissident nominees, on the other hand, are not in a position to run a successful sale process.

Western Wind’s assets are highly complex and technical in nature. These are not simple “plug and play” assets. There are various normal course environmental, operating, financial, tax and relationship matters to address in order to maximize the value to be received on a sale of the Corporation and its assets. It is expected that the dissident nominees will not be in a position to adequately address these matters, which will likely compromise the sale process, risk a lower sale price and thereby destroy shareholder value.

On July 30, 2012, the Corporation announced that the Board of Directors had decided to seek a buyer for the Corporation and its assets. The current Board of Directors and management team is fully committed to this process and has established a special committee for the purpose of analyzing proposed sale opportunities and providing a recommendation of these opportunities to the Board of Directors. On August 10, 2012, the Corporation announced that it had engaged Rothschild (Canada) Inc. (“Rothschild”) as its lead financial advisor to manage and structure a comprehensive and efficient sale process. PI Financial Corp. (“PI Financial”) has also been engaged as a co-advisor on the sale.

Rothschild has extensive experience advising its clients on mergers and acquisitions throughout the world in a variety of industries, including the power, utilities and renewables sector. Rothschild has been working with the Corporation’s management and the Board of Directors to structure and manage a comprehensive and efficient sale process with the goal of maximizing value for all shareholders as well as minimizing execution risk. The process is well underway, and a broad universe of potential acquirers in North America and abroad have been solicited. A data room has been opened for qualified parties having executed a non-disclosure agreement. Non-binding expressions of interest have been solicited and a small number of selected parties will shortly be invited to conduct further due diligence and enter into detailed discussions with management with a view to finalizing a definitive binding proposal regarding the acquisition of the Corporation and its assets.

Now is not the time to change leadership. Now is the time to support the current Board of Directors as it seeks to maximize value for the Corporation and its shareholders. The actions of the dissident threaten to compromise the sale process and therefore will negatively affect the ability to achieve the most favourable sale price or even successfully complete the transaction. The dissident has announced that it is also committed to the near-term goal of seeking a buyer for the Corporation and its assets. However, the current Board of Directors and management team are in a unique position to maximize the value received by shareholders from the sale of the Corporation. The current Board of Directors and management team have superior knowledge of the Corporation, its assets and their value. The dissident nominees lack first-hand knowledge of the Corporation’s assets and practical hands-on experience operating in the Corporation’s industry, and therefore are not the group of individuals who should be overseeing the sale process.

If you have any questions and / or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com

YOUR VOTE IS IMPORTANT – VOTE THE YELLOW PROXY TODAY

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The dissident group has not disclosed their shareholdings in Western Wind. However, based on information available to the Corporation, the current Board of Directors and management own significantly more Common Shares than the dissident group. This confirms the current Board of Directors is properly aligned to maximize the value to be received on a sale.

VOTE YOUR YELLOW PROXY TODAY

YOU NEED TO VOTE AHEAD OF THE MEETING TO
PROTECT YOUR INVESTMENT IN WESTERN WIND.

WE URGE YOU TO SUPPORT A COMPREHENSIVE AND EFFICIENT SALE PROCESS BY
VOTING IN FAVOUR OF MANAGEMENT’S SLATE OF DIRECTOR NOMINEES.

PLEASE DISREGARD ANY OTHER COLOUR PROXY YOU RECEIVE FROM THE
DISSIDENT GROUP AND VOTE ONLY THE YELLOW PROXY.

All of our public documents are available under the Corporation’s profile on SEDAR at www.sedar.com. We also encourage you to access either SEDAR or our website at www.westernwindenergy.com during the year for continuous disclosure items.

If you have any questions regarding the matters set forth above, please call our President & CEO, Jeffrey J. Ciachurski, at (604) 685-9463.

If you have any questions and/or need assistance in voting your Common Shares, please call Laurel Hill Advisory Group at 1-877-452-7184 (toll free) or 1-416-304-0211 (collect calls accepted) or e-mail at assistance@laurelhill.com.

No matter how many Common Shares you own, your vote is crucial.

Thank you for your continued support. We look forward to seeing you at the Meeting.

Yours sincerely,

/s/ “Michael Boyd”	/s/ “Jeffrey J. Ciachurski”
Chairman of the Board	President, Chief Executive Officer and Director

If you have any questions and / or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com

YOUR VOTE IS IMPORTANT – VOTE THE YELLOW PROXY TODAY

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